--------
 FORM 4
--------

[X] Check this box if
    no longer subject                        U.S. SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
    to Section 16. Form 4                             WASHINGTON, DC 20549                              OMB Number: 3235-0287
    or Form 5 obligations                                                                               Expires: January 31, 2005
    may continue. See                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
    Instruction 1(b)                                                                                    hours per response....0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                          Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                               of the Investment Company Act of 1940


----------------------------------------------------------------------------------------------------------------------------------|
|1.Name and Address of Reporting Person*   |2.Issuer Name and Ticker or Trading Symbol  |6.Relationship of Reporting Person       |
|                                          |                                            |  to Issuer (Check all applicable)       |
|    Vance     Christopher     M           |  American Water Star, Inc. (AMWS)          |                                         |
|------------------------------------------|                                            |  [ ] Director     [ ] 10% Owner         |
|    (Last)     (First)     (Middle)       |                                            |  [ ] Officer      [X] Other (specify    |
-------------------------------------------|--------------------------------------------|      (give            below)            |
|                                          |3.IRS Identification   |4.Statement for     |       title                             |
|      4560 S. Decatur, Suite 204          |  Number of reporting  |  Month/Day/Year    |       below)                            |
|------------------------------------------|  person, if an        |                    |                                         |
|               (Street)                   |  entity (voluntary)   |   07/06/02         |     Former Director (Note 1)            |
|                                          |                       |--------------------|-----------------------------------------|
|     Las Vegas         NV        89103    |                       |5.If Amendment,     |7.Individual or Joint/Group Filing       |
|------------------------------------------|                       |  Date of Original  |  (Check applicable line)                |
|        (City)      (State)      (Zip)    |                       |  (Month/Day/Year)  |                                         |
|                                          |                       |                    |  [X] Form filed by One Reporting Person |
|                                          |                       |                    |  [ ] Form filed by More than One        |
|                                          |                       |                    |      Reporting Person                   |
|---------------------------------------------------------------------------------------------------------------------------------|

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                          TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
|---------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security       |2.Trans- |2A.Deemed   |3.Trans- |4.Securities Acquired (A)     |5.Amount of     |6.Owner-  |7.Nature  |
|  (Instr. 3)              |  action |   Execution|  action |  or Disposed of (D)          |  Securities    |  ship    |  of In-  |
|                          |  Date   |   Date, if |  Code   |  (Instr. 3, 4 and 5)         |  Beneficially  |  Form:   |  direct  |
|                          |         |   any      |  (Instr.|                              |  Owned follow- |  Direct  |  Benefi- |
|                          | (Month/ |   (Month/  |   8)    |                              |  ing reported  |  (D) or  |  cial    |
|                          |  Day/   |    Day/    |---------|------------------------------|  Transaction(s)|  Indirect|  Owner-  |
|                          |  Year)  |    Year)   |     |   |             |(A)or|          |  (Instr. 3 and |  (I)     |  ship    |
|                          |         |            |Code | V |    Amount   |(D)  |  Price   |   4)           | (Instr.4)| (Instr.4)|
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                                    NO NON-DERIVATIVE SECURITIES OWNED                                                           |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|



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FORM 4 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

|---------------------------------------------------------------------------------------------------------------------------------|
|1.Title of |2.Conver-|3.Trans-|3A.Deemed |4.Trans-|5.Number of |6.Date Exer- |7.Title & Amount|8.Price|9.Number|10.Owner-|11.Na- |
| Derivative| sion or | action | Execution| action | Derivative | cisable and | of Underlying  | of    | of Der-| ship    | ture  |
| Security  | Exercise| Date   | Date,    | Code   | Securities | Expiration  | Securities     | Deriv-| ivative| Form    | of In-|
|(Instr.3)  | Price of|(Month/ | if any   | (Instr.| Acquired   | Date        | (Instr. 3 and  | ative | Secur- | of Deri-| direct|
|           | Deriv-  | Day/   | (Month/  | 8)     | (A) or     | (Month/Day/ | 4)             | Secur-| ities  | vative  | Bene- |
|           | ative   | Year)  |  Day/    |        | disposed   |  Year)      |                | ity   | Benefi-| Secu-   | ficial|
|           | Security|        |  Year)   |        | (D)        |             |                |(Instr.| cially | rity:   | Own-  |
|           |         |        |          |        | (Instr.3,  |-------------|----------------| 5)    | Owned  | Direct  | ership|
|           |         |        |          |        | 4 and 5)   |      |      |        |Amount |       | at End | (D) or  |(Instr.|
|           |         |        |          |        |            |Date  |Expir-|        |or     |       | of     | Indi-   | 4)    |
|           |         |        |          |        |            |Exer- |ation | Title  |Number |       | Month  | rect (I)|       |
|           |         |        |          |--------|------------|cis-  |Date  |        |of     |       |(Inst.4)|(Instr.4)|       |
|           |         |        |          |Code| V |(A) |  (D)  |able  |      |        |Shares |       |        |         |       |
|-----------|---------|--------|----------|----|---|------------|------|------|--------|-------|-------|--------|---------|-------|
| Options   | $.0001  |9/06/02 |          | J  |   |    |500,000|1/1/03| None | Common |500,000|Note(1)|   0    |    I    |DeBaux |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
| Options   |50%market|9/06/02 |          | J  |   |    |500,000|1/1/04| None | Common |500,000|Note(1)|   0    |    I    |DeBaux |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
| Options   |50%market|9/06/02 |          | J  |   |    |500,000|1/1/05| None | Common |500,000|Note(1)|   0    |    I    |DeBaux |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |    |       |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |    |       |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |    |       |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |    |       |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |    |       |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |    |       |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |    |       |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|----|-------|------|------|--------|-------|-------|--------|---------|-------|
Explanation of Responses:

(1) On August 30, 2002, Mr. Vance resigned from the Board of Directors of American Water Star, Inc. ("AMWS").  The options listed above were beneficially owned by DeBaux Holdings, LLC ("DeBaux"), a company 100% owned by Mr. Vance.  On September 6, 2002, AMWS entered into a Rescission Agreement whereby the parties mutually consented to the rescission of the acquisition reported on
Form 8-K filed by AMWS on March 15, 2002.  Mr. Vance signed the agreement on behalf of DeBaux.  Pursuant to the terms of the
Rescission Agreement, DeBaux's options were cancelled.  A copy of the Rescission Agreement was filed as an exhibit to Form 8-K filed by AMWS on September 19, 2002.



      /s/ Christopher M. Vance                             September 20, 2002
    **Signature of Reporting Person                               Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentonal misstatements or omissions of facts constitute Federal Criminal violations.
          See 18U.S.V. 1001 and 15 U.S.C. 78ff(a).


    Note: File three copies of this Form, one of which must be manually signed.  If space provided is
          insufficient, see Instruction 6 for procedure.                                                                Page 2

Last update: 09/05/02
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